Filed by Stable Road Acquisition Corp. pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Stable Road Acquisition Corp. (File No. 001-39128)

Momentus Announces Strategic Security Hires

Victorino Mercado and Karen Plonty to lead Company’s security and compliance programs

SANTA CLARA, Calif.--(BUSINESS WIRE)--Momentus Inc. ("Momentus" or the "Company"), a U.S. commercial space company that plans to offer transportation and other in-space infrastructure services, today announced that it has appointed Victorino Mercado to its board of directors as the Security Director and Karen Plonty as its Chief Security Officer.

In their roles, Mercado and Plonty have responsibility for overseeing compliance with the Company's National Security Agreement and implementing and overseeing the Company’s operational security programs. Mercado will serve on the Momentus board of directors and the board of directors of the combined Company following the Company’s proposed business combination with Stable Road Acquisition Corp. (“Stable Road”), where he will act as the primary liaison between the board of directors and the monitoring agencies for the Committee on Foreign Investment in the United States (“CFIUS”).

“Vic and Karen have unique expertise and we look forward to working with them as they shape our security and compliance efforts,” said Momentus interim Chief Executive Officer Dawn Harms.

Mercado served as Assistant Secretary of Defense for Strategy, Plans, and Capabilities from July 2019 to January 2021, after being confirmed by the U.S. Senate. In this role, he was a principal advisor to the Department on national security and defense strategies, and the plans and future capability investments required to implement the strategies. Prior to serving in the Department of Defense as a senior defense civilian, Mercado served 35 years in the U.S. Navy and retired as a two-star Admiral. He held a number of senior operational and staff positions, including Director, Maritime Operations of the U.S. Pacific Fleet; Director, Assessments Division in the Office of the Chief of Naval Operations; and Commander, Carrier Strike Group Eight. One of Mercado’s shore tours was with the Navy’s engineering and acquisition community as the command, control, communications and intelligence warfare systems engineering manager for the AEGIS Program Manager. He brings a rich background in security from the tactical to the strategic level.

“I am extremely pleased to join the Momentus team, and look forward to working with company leadership, the CFIUS monitoring agencies, and the Third Party Monitors to implement the National Security Agreement and build a strong security foundation for the company to flourish,” said Mercado.

Plonty has implemented security and compliance programs in China, India, Europe, and the Americas for companies operating under mitigation agreements with CFIUS. She has over 35 years of experience with global technology and telecommunications companies leading international compliance programs, improving the security and reliability of the U.S. communications infrastructure, and developing wireless and optical communications systems.

Before joining Momentus, Plonty was the Security Officer and Director of U.S. National Security Compliance at HCL Technologies. Previously, she was the Technical Compliance Officer at Alcatel-Lucent, where she led the implementation and technical oversight of Alcatel-Lucent’s worldwide U.S. national security compliance program.

“The commercial space industry is critical to U.S. national security and U.S. economic security,” said Plonty. “I look forward to working with Vic to build a strong security and compliance program at Momentus.”

Forward Looking Statements

This press release may contain a number of “forward-looking statements”. Forward-looking statements include statements about Momentus’s compliance with the National Security Agreement and compliance efforts. These forward-looking statements are based on Stable Road’s and Momentus’ management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Stable Road’s or Momentus’ management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of Stable Road or Momentus is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to Momentus; risks related to the ability of customers to cancel contracts for convenience; risks related to compliance with the National Security Agreement; risks related to the rollout of Momentus’ business and the timing of expected business milestones; the effects of competition on Momentus’ future business; level of product service or product or launch failures that could lead customers to use competitors’ services; developments and changes in laws and regulations, including increased regulation of the space transportation industry; the impact of significant investigative, regulatory or legal proceedings; the amount of redemption requests made by Stable Road’s public stockholders; the ability of Stable Road or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; changes in domestic and foreign business, market, financial, political and legal conditions; and other risks and uncertainties indicated from time to time in the definitive proxy statement/consent solicitation statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by Stable Road. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Forward-looking statements included in this press release speak only as of the date of this press release. Except as required by law, neither Stable Road nor Momentus undertakes any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this release. Additional risks and uncertainties are identified and discussed in the Stable Road’s reports filed with the SEC and available at the SEC’s website at www.sec.gov.

Additional Information and Where to Find It

In connection with the proposed transaction contemplated by the merger agreement between Stable Road and Momentus (the “Proposed Transaction”), Stable Road filed with the SEC a registration statement on Form S-4 (the “Registration Statement”) that includes a proxy statement of Stable Road, a consent solicitation statement of Momentus and prospectus of Stable Road, and each party will file other documents with the SEC regarding the Proposed Transaction. The Registration Statement was declared effective by the SEC on July 22, 2021 and the definitive proxy statement/consent solicitation statement/prospectus has been filed with the SEC and mailed to Stable Road’s stockholders as of the record date for the special meeting of stockholders. STABLE ROAD’S STOCKHOLDERS AND OTHER INTERESTED PERSONS ARE ADVISED TO READ THE REGISTRATION STATEMENT AND THE DEFINITIVE PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS WHICH FORMS A PART OF THE REGISTRATION STATEMENT, AS WELL AS ANY AMENDMENTS THERETO BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Stable Road’s stockholders may also obtain copies of the proxy statement/consent solicitation statement/prospectus, and all other relevant documents filed or that will be filed with the SEC in connection with the Proposed Transaction, without charge, once available, at the SEC’s website at http://www.sec.gov or by directing a request to: Stable Road Capital LLC, James Norris, CPA, Chief Financial Officer, 1345 Abbot Kinney Blvd., Venice, CA 90291; Tel: 310-956-4919; james@stableroadcapital.com.

Participants in the Solicitation

Stable Road, Momentus and certain of their respective directors, executive officers and other members of management and employees may be deemed participants in the solicitation of proxies of Stable Road’s stockholders in connection with the Proposed Transaction. STABLE ROAD’S STOCKHOLDERS AND OTHER INTERESTED PERSONS MAY OBTAIN, WITHOUT CHARGE, MORE DETAILED INFORMATION REGARDING THE DIRECTORS AND OFFICERS OF STABLE ROAD IN ITS ANNUAL REPORT ON FORM 10-K/A FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020, WHICH WAS FILED WITH THE SEC ON JUNE 10, 2021. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO STABLE ROAD’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION AND OTHER MATTERS TO BE VOTED AT THE PROPOSED TRANSACTION SPECIAL MEETING ARE SET FORTH IN THE DEFINITIVE PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Proposed Transaction is included in the Registration Statement that Stable Road has filed with the SEC.

No Offer or Solicitation

This press release is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Proposed Transaction or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Contacts

investors@momentus.space

press@momentus.space

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